JAMES STAFFORD

James Stafford, Inc.*

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Pacific North West Capital Corp.

We consent to the incorporation of our report dated 30 June 2008, with respect to the consolidated balance sheet of Pacific North West Capital Corp. as at 30 April 2008 and the related consolidated statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders’ equity for the year then ended in the Annual Report on Form 20-F of Pacific North West Capital Corp. dated 28 July 2008.

/s/ James Stafford

Vancouver, Canada

Chartered Accountants

28 July 2008